Exhibit 99.1

NEWS RELEASE

(For Immediate Dissemination)

Poly-Pacific Adds Director of Reclamation

July 10, 2007, Poly-Pacific International Inc. (TSXV: “PMB-V” / OTCBB: “PLYPF”; Berlin: “A0LGDN”; Frankfurt: “POZ” (“Poly-Pacific” or the “Company”) is pleased to announce the results and provide an update on the Annual General Meeting of the Shareholders for the financial year ending December 31, 2006, held on July 6, 2007. Greg Pendura was newly elected to Poly-Pacific’s Board of Directors, subject to regulatory approval. All returning directors were re-elected to the Board. Accordingly, the Board of Directors of Poly-Pacific consists of D. Randy Hayward, Dr. Edward Chambers, Mike Duff, David S. Tam, Richard Oravec and Greg Pendura.

Poly-Pacific is also advising on the successful approval of all items at the Annual General Meeting of the shareholders. The Board of Directors has agreed to work towards maximizing shareholder value for Poly-Pacific shareholders and to consider all options to achieve this goal during the next year.

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc. An original founder of the company, he recently retired as President, CEO and Chairman of the Board. During his tenure with Resin Systems Inc., Mr. Pendura was instrumental in the company achieving a market capitalization of over $200 million as well as raising more than $100 million of investment capital during its formative years.

Mr. Randy Hayward, President and CEO states, “Mr. Pendura will be assisting management in strategic planning and building the team necessary to optimize the future development of the company’s numerous business opportunities.”

The company is further pleased to announce the appointment of Mr. Angus Ross, M.Sc., P. Eng. to the position of Director of Reclamation Operations, overseeing the McAdoo’s Lane Landfill nylon reclamation project. Mr. Ross, from Kingston, Ontario, Canada, is a municipal and environmental engineer with over twenty year’s experience in teaching, management and consulting engineering. Mr. Ross had a long and successful career as a professor and senior manager holding positions as Dean of Development and of Engineering Technology at the St. Lawrence College in Kingston, Ontario.

Mr. Ross subsequently worked as an Engineer for the municipality of the Township of Kingston during the 1970’s and was responsible for the planning of the major water and sewer projects in addition to managing the technological operations, which included the McAdoo’s Lane Landfill Site for the municipality.

Mr. Ross is a member of the Professional Engineers of Ontario, Canada. He is the author of a number of technical paper and training programs in the environmental field. He has organized and delivered training sessions for the Ontario Ministry of the Environment and for Environment Canada.

Randy Hayward, President and CEO states, “Mr. Ross’s knowledge as a municipal and environmental engineer, combined with his experience with the Township of Kingston, where he oversaw the McAdoo’s Lane Landfill Site, will allow us to streamline the nylon reclamation project.”

About Poly-Pacific

Poly-Pacific is a recycling company that manufactures and distributes MultiCutTM, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates.  It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.  Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific by telephone at (604) 293-8885 or by fax at (604) 293-8234.

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